

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Jonathan Litt
Chief Investment Officer
Land & Buildings Investment Management, LLC
1 Landmark Square, 17th Floor
Stamford, Connecticut 06901

     Re: Ventas, Inc.
        Preliminary Proxy Statement on Schedule 14A filed by Jonathan Litt, Land & Buildings Capital Growth Fund, LP, L&B Opportunity Fund, LLC et al.
        Filed March 7, 2022
        File No. 001-10989

Dear Mr. Litt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Additional Information, page 21

1. Please advise us when Land & Buildings anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Land & Buildings will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

General

2. As discussed with Land & Buildings' counsel, future soliciting material, including the proxy statement, will reference a color of proxy card other than white.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Meagan Reda